                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING




      [X] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR


                  For Period Ended: December 31, 1998



                  [ ] Transition Report on Form 10-K or Form 10-KSB
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q [or Form 10-QSB]
                  [ ] Transition Report on Form N-SAR

                  For the Transaction Ended:..Not Applicable





Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------


                         Part I-Registrant Information


ICF Kaiser International, Inc.
9300 Lee Highway
Fairfax, VA 22031

                     Part II-Rules 12b-25 (a), (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons causing the inability to file timely, as described in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[N/A] (c) The accountant's statement or other exhibit required by the Rule 12b-25 has been attached if applicable.


                              Part III- Narrative

         As discussed in Form 10-Q's filed during 1998, the Company's management has devoted significant time and effort to resolving severe financial complications stemming from the substantial cost overruns (currently estimated to total $70 million) incurred prior to the completion of four large, fixed-price contracts to construct nitric acid plants. The time and resources needed to alleviate the strains these developments have created for the Company's remaining operations have precluded the filing of the 1998 Annual Form 10-K within the originally prescribed time period.

         During July 1998, the Board established a Special Committee to evaluate alternatives for securing sufficient liquidity to complete the nitric acid projects as well as to fund the working capital needs of the Company's other operations. In addition, the Special Committee retained a financial advisor to assist the Company with the potential sale of a portion(s) of the Company. Senior management, with a significant portion of other finance and accounting resources of the Company, have been focused on completing both processes, i.e., securing and preserving the short term financing and the simultaneous sale of major corporate operating assets. Additionally, on April 10, 1999 the Company expects to begin the production of nitric acid at the last of the four plant projects - thereby minimizing the risk for additional future revisions to the cost overrun estimates already recorded in the Company's financial statements and reported results of operations.

         Although not all of the necessary financing activities have yet been completed, the Company anticipates completing the sale, on April 9, 1999, of one of its four major operating divisions. The cash proceeds from the sale, net of transaction costs, will contribute to resolving existing liquidity constraints. The Company will however have to continue to pursue the divestiture of additional assets and the realignment of its capital
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structure and also work to [    ] the cost structure and profitability of the
remaining operations.


Part IV- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

      Timothy P. O'Connor, Senior Vice President  (703) 934-3000
      ------------------------------------------  --------------
      (Name)                                      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ICF Kaiser International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1999                                 By /s/Timothy P. O'Connor
                                                      Senior Vice President and
                                                      Chief Financial Officer

Part IV - Item (3)

Apart from the effects on operations of the nitric acid project losses discussed above, the Company's attached results of operations for the year ended December 31, 1998 also include the following changes from the comparable 1997 and 1996 results:

o The Company adopted AICPA Statement of Position 98-5 Accounting for Start-up Costs and has separately reported the $6.0 million cumulative effect of the accounting change.

o The Company's early termination of a revolving credit facility resulted in the extraordinary charge of $1.1 million in 1998.

The remaining differences in the results are largely:

o the direct result of the cost overruns incurred on the referenced nitric acid projects,

o the indirect results, including additional operating losses, of significant management attention being diverted to resolving complications stemming from the nitric acid project losses on the remainder of the business and

o the indirect results, in the form of severance, restructuring and other unusual charges, for actions taken by management to realign and restructure the Company's Engineering and Constructors Group (the division responsible for the nitric acid projects).

The complete Management's Discussion and Analysis of each year's operating results will be included in the Form 10-K to be filed by April 15, 1999.

ICF KAISER INTERNATIONAL, INC. AND SUBSIDIARIES
Consolidated Statements of Income

---------------------------------------------------------------------------------------------
                                                           Year Ended December 31,
                                                   ------------------------------------------
                                                         1998                   1997
---------------------------------------------------------------------------------------------
                                                     (In thousands, except per share amounts)
Gross Revenue                                            $ 1,210,421            $ 1,108,116
    Subcontract and direct material costs                   (794,794)              (677,431)
    Provision for contract loss                              (76,210)                (6,900)
    Equity in income of joint ventures
        and affiliated companies                               6,045                  2,301
                                                         -----------            -----------

Service Revenue                                              345,462                426,086

Operating Expenses
    Direct labor and fringe benefits                         282,562                289,571
    Group overhead                                            92,151                 86,792
    Corporate general and administrative                      22,983                 22,059
    Depreciation and amortization                              9,048                  9,595
    Severance and restructuring charges                        9,407                      -
    Other unusual charges                                      7,672                      -
                                                         -----------            -----------

Operating Income (Loss)                                      (78,361)                18,069

Other Income (Expense)
    Gain on sale of investment                                     -                  1,018
    Interest income                                            1,539                  1,750
    Interest expense                                         (20,279)               (18,276)
                                                         -----------            -----------

Income (Loss)  Before Income Tax, Minority Interest,
      Exraordinary Item, and Cumulative Effect of            (97,101)                 2,561
      Accounting Change
    Income tax provision (benefit)                           (11,357)                (3,319)
                                                         -----------            -----------

Income (Loss) Before Minority Interest, Extraordiary
      Item, and Cumulative Effect of Accounting Change       (85,744)                 5,880
    Minority interest in net income of subsidiaries           7,698                 10,867
                                                         -----------            -----------

Income (Loss) Before Extraordiary Item and
      Cumulative Effect of Accounting Change                 (93,442)                (4,987)
    Extraordinary Item, net of tax                            1,090                      -
                                                         -----------            -----------

Income (Loss) Before Cumulative Effect of                    (94,532)                (4,987)
      Accounting Change
    Cumulative Effect of Accounting Change, net of tax        6,000                      -
                                                         -----------            -----------

Net Income (Loss)                                           (100,532)                (4,987)
    Preferred stock dividends and accretion                       -                      -
                                                                  --                     -
Net Income (Loss) Available for Common Shareholders       $ (100,532)              $ (4,987)
                                                         ===========            ===========